

June 4, 2015

Via E-mail
Wan Soo Lee
President and Chief Executive Officer
Pacificorp Holdings, Limited
500 North Rainbow Road, Suite 300
Las Vegas, Nevada 89107

Re: **Pacificorp Holdings, Limited**
Amendment No. 1 to Registration Statement on Form S-1
Filed May 26, 2015
File No. 333-203538

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 23.1

1. The consent provided by your independent registered public accounting firm refers to the "balance sheet of Pacificorp Holdings, LTD as of the period ended October 6, 2014 (inception) and January 31, 2015." Please provide a revised consent that refers to the audited balance sheet as of January 31, 2015.

You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Jill Arlene Robbins, Esq.